UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PETVIVO HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

716817200

(CUSIP Number)

Randall Meyer

c/o PetVivo Holdings, Inc.

5251 Edina Industrial Blvd.

Edina, Minnesota 55439

(952) 405-6216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Randall Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER As of March 11, 2014: 810,175 (1) As of June 22, 2022: 576,991 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER As of March 11, 2014: 810,175 (1) As of June 22, 2022: 576,991 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of March 11, 2014: 810,175 (1) As of June 22, 2022: 576,991(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON IN

(1) Prior to the Form 4 filed with the SEC on November 19, 2018 reflecting Mr. Meyer’s acquisition of certain shares of Common Stock of the Company pursuant to the merger with Gel-Del Technologies, Inc., Mr. Meyer owned 810,175 shares of Common Stock of the Company (unadjusted for the two (2) reverse stock splits of the Company) (as reported in the Form 3 filed with the SEC on June 8, 2015).

(2) Includes 563,568 shares of Common Stock held directly by Mr. Meyer and (ii) 13,423 shares of Common Stock that are issuable upon the exercise of warrants held by Mr. Meyer.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, $0.001 par value (the “Common Stock”), of PetVivo Holdings, Inc. a Nevada corporation (the “Issuer” or “Company”). The address of the principal executive office of the Issuer is 5251 Edina Industrial Blvd., Edina, Minnesota 55439.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is being filed by Randall Meyer (“Mr. Meyer” or the “Reporting Person”).

(b) The business address of the Mr. Meyer is 5251 Edina Industrial Blvd., Edina, Minnesota 55439.

(c) Mr. Meyer is the Company’s Chief Operating Officer.

(d) During the last five years, Mr. Meyer has not been convicted in any criminal proceedings.

(e) During the last five years, Mr. Meyer has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Mr. Meyer is a resident of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 11, 2014, the Board of Directors of the Company (then known as Technologies Scan Corp.) authorized the execution of a securities exchange agreement (the “Securities Exchange Agreement”) with PetVivo Inc., a Minnesota corporation. On March 11, 2014, Mr. Meyer reported ownership of 810,175 shares of common stock of the Company on a Form 3 filed with the SEC on June 8, 2014.

On April 10, 2017, the effective date of the merger, the Company acquired Gel-Del Technologies, Inc. (“Gel-Del”) through a share exchange agreement whereby Mr. Meyer received 422,838 shares of Common Stock of the Company in exchange for his shares of Gel-Del. This was reported on a Form 4 filed with the SEC on November 19, 2018.

On January 20, 2017 the Board of Directors of the Company (the “Board”) deemed it in the best interest of the Company to settle outstanding past due compensation of $307,750 owed to Mr. Meyer for $30,750, that was subsequently converted into 461,250 shares of Common Stock at $.066 per share. This decision was ratified by the Board on June 26, 2017. This was reported on a Form 4 filed with the SEC on November 19, 2018.

On January 15, 2019, the Board approved the issuance of 46,875 warrants for purchase of Common Stock of the Company to Mr. Meyer, vested immediately, for a term of ten years with a strike price of $.30 per share and a one-time protection against a reverse split whereby the strike price will not be adjusted upon combination of outstanding shares of stock; this warrant was issued for exemplary service to the Company. This was reported on a Form 4 filed with the SEC on February 26, 2019.

On September 11, 2019, Mr. Meyer entered into a settlement agreement with the Company, whereby Mr. Meyer forgave $191,936.28 in accrued compensation owed to him in exchange for 639,786 shares of Common Stock. In connection with this issuance, Mr. Dolan entered into a 3-year lock-up agreement whereby his sale or transfer of these securities is restricted. This was reported on a Form 4 filed with the SEC on October 7, 2019.

In November 2019, the Company effectuated a 10:9 reverse stock split.

On December 31, 2019, the Company granted warrants to purchase 4,852 shares of Common Stock to Mr. Meyer. This grant was in connection with accrued compensation of $1,833.33 owed to Mr. Meyer during the three months ended 12/31/2019. Pursuant to a Board action this $1,833.33 was converted into warrants at a rate of $.47232 and grossed up 125%. This was reported on a Form 4 filed with the SEC on June 4, 2020.

On March 31, 2020, the Company granted warrants to purchase of 4,415 shares Common Stock of the Company to Mr. Meyer for various committee services. The warrants will be exercisable until March 31, 2025 at an exercise price of $0.318 per share. This was reported on a Form 4 filed with the SEC on September 14, 2020.

On June 30, 2020, the Company granted warrants to purchase of 2,233 shares Common Stock of the Company to Mr. Meyer for various committee services. The warrants will be exercisable until June 30, 2025 at an exercise price of $0.4 per share. This was reported on a Form 4 filed with the SEC on September 14, 2020.

On September 16, 2020, the Company issued 42,197 shares of Common Stock of the Company to Mr. Meyer for exemplary work performed on behalf of the Company. This was reported on a Form 4 that was filed with the SEC on September 22, 2020.

In December 2020, the Company effectuated a 1:4 reverse stock split.

On September 9, 2021, the Company granted Mr. Meyer 65,000 restricted stock units of the Company, which vest in three installments, with 1/3 vesting on March 31, 2022, 1/3 vesting on March 31, 2023, and 1/3 vesting on March 31, 2024. This was reported on a Form 4 that was filed with the SEC on September 10, 2021.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Meyer acquired the securities of the Issuer for investment purposes and in connection with his service as an officer and member of the Board of the Issuer. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Mr. Meyer may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, Mr. Meyer does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Meyer owns beneficially owns 576,991 shares of Common Stock of the Company, consisting of (i) 563,568 shares of Common Stock held directly by Mr. Meyer and (ii) 13,423 shares of Common Stock that are issuable upon the exercise of warrants held by Mr. Meyer. As of the date of this filing, the shares of Common Stock beneficially owned by Mr. Meyer represents approximately 5.78% of the shares of Common Stock of the Company issued and outstanding.

(b)	Mr. Meyer has sole voting and dispositive power over all Common Stock beneficially owned by him.

(c)	Except for the issuances of the Issuer’s shares and the transfer of certain warrants exercisable for the Issuer’s shares described above in Items 3 and 4 above, there have been no transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2022

/s/ Randall Meyer
Randall Meyer